FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                       Pursuant to Rule 13a or 15d - 16 of
                       the Securities Exchange Act of 1934

                         For the month of November 1997


                                  Tevecap S.A.
                    (Exact Name as Specified in its Charter)


                                  Tevecap Inc.
                       (Translation of Name into English)


                            SEC FILE NUMBER: 0-22267

                                Rua do Rocio, 313
                              Sao Paulo, SP Brazil
                                    04552-904
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F   X         Form 40-F ______
                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

         Yes _____             No    X
                                   -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVECAP S.A.

By:        /s/ Jose Augusto P. Moreira
           Jose Augusto P. Moreira
           Officer


By:        /s/ Claudio Cesar D'Emilio
           Claudio Cesar D'Emilio
           Officer

Date: November 20, 1997

                                  EXHIBIT LIST

1. One copy of the press release published on November 19, 1997, containing relevant information on Tevecap S.A. for the three-month period ended September 30, 1997, with financial information prepared in accordance with Brazilian GAAP.

                                                                       Exhibit 1

Contact:    Douglas Duran               Marina Echavarria
            Tevecap                     Ludgate Communications
            (011 55 11) 821-8554        (212) 688-5144

                  TEVECAP ANNOUNCES THIRD QUARTER 1997 RESULTS

          Sao Paulo, November 19th, 1997 -- TEVECAP, S.A., (TVA) one of Brazil's largest and fastest growing pay television operators and programming distributors, today announced results for the third quarter ended September 30, 1997.

                          Third Quarter 1997 Highlights

       Consolidated net revenues for 3Q97 totaled US$92.4 million, representing a growth of 62% versus US$56.9 million in 3Q96, and a 12% growth versus US$82.7 million in 2Q97.

       Subscription revenue amounted to US$61.1 million in 3Q97, a growth of 71% versus US$35.7 million in 3Q96. Subscription revenue represented 66% of net revenue and increased by 15% when compared with US$53.1 million in 2Q97.

         Installation revenue reached US$26.8 million in 3Q97, a growth of 58% versus US$17.0 million in 3Q96, and an increase of 10% versus US$24.3 million in 2Q97. Installation revenue represented 27% of net revenue for 3Q97.

       Direct operating expenses were US$49.2 million in 3Q97, a 57% increase as compared to US$31.4 million in 3Q96 or a 14% growth versus US$43.3 million in 2Q97.

       Selling, general and administrative expenses for 3Q97 were US$32.3 million, representing 35% of net revenue, as compared to US$20.5 million during 3Q96 and US$31.5 million during 2Q97.

       EBITDA totaled US$10.9 million in 3Q97, representing a growth of 116% versus US$5.0 million in 3Q96, and a growth of 38% as compared to US$7.9 million in 2Q97.

         Adjusted EBITDA for 3Q97 reached US$14.6 million, representing a growth of 17% versus a US$12.4 million in 2Q97.

       Total Operating Expenses for 3Q97 were US$96.7 million, a 9% increase versus US$88.4 million in 2Q97.

       Net loss for 3Q97 was US$18.6 million, a 45% increase as compared to a loss of US$12.8 million in 3Q96 and an 11% decrease versus US$20.9 million in 2Q97.

       Capital expenditures (cash basis) amounted to US$65.1 million for 3Q97, a 97% increase versus US$33 million during 3Q96, and a 6% decrease versus US$69 million in 2Q97.


                              CONSOLIDATED RESULTS

Consolidated net revenues for the third quarter ended September 30, 1997 totaled US$92.4 million, versus US$82.7 million in the second quarter of 1997 and US$56.9 million in the third quarter of 1996. The increase in net revenues continues the strong, steady revenue growth the Company has always demonstrated. Revenues consist primarily of subscription fees but also include, installation, advertising, indirect programming and other revenues, excluding taxes.

Subscription revenues were 66% of net revenues and amounted to US$61.1 million in the third quarter of 1997, up 71% from US$35.7 million in the third quarter of 1996 and an increase of 15% versus US$53.1 million in the second quarter of 1997. Subscription revenue by distribution technology is divided as follows:
MMDS 49%, cable 14%, C-band 11%, and Ku-band 26%. Revenue increased as a result of an expanded subscriber base and a higher percentage of Ku-band subscribers. The Ku-band has a higher monthly fee than other technologies.


                                  Subscription Revenue ($000)

Technology        3Q97          %             3Q96             %        Change %
MMDS             29,685        49%           29,666           83%          0%
Cable             8,289        14%            1,956            6%        324%
C-Band            6,940        11%            3,583           10%         94%
Ku-band          16,182        26%              502            1%      3,124%
Total            61,096       100%           35,707          100%         71%



                           Subscription Revenue ($000)

Technology        3Q97          %             2Q97              %       Change %
MMDS             29,685        49%           29,728            56%         0%
Cable             8,289        14%            6,186            12%        34%
C-Band            6,940        11%            6,329            12%        10%
Ku-band          16,182        26%           10,888            20%        49%
Total            61,096       100%           53,131           100%        15%



Installation revenue comprised 29% of net revenues, reaching US$26.8 million in 3Q97, versus US$24.3 million in 2Q97. This increase was the result of a strong sales performance during the third quarter of 1997, especially for the Ku-band.

Indirect programming revenue in the third quarter of 1997 reached US$6.5 million, an increase of 169% versus US$2.4 million in the third quarter of the previous year. This revenue consists of payments made to the Company for the sale of its programming to affiliated companies and independent operators.

Direct operating expenses were US$49.2 million for the third quarter of 1997 versus US$43.3 million in the previous quarter, or an increase of 14%.

Selling, general and administrative expenses were US$32.3 million, representing 35% of net revenue versus US$31.5 million in the second quarter of 1997. As a percentage of revenues, selling, general and administrative expenses decreased from 38% to 35%.

As a result, EBITDA reached US$10.9 million, an increase of 38% versus the US$7.9 million in the second quarter of 1997.

Adjusted EBITDA reached US$14.6 million, an increase of 17% versus the US$12.4 million adjusted EBITDA of the second quarter of 1997. Adjusted EBITDA includes the deferral of Ku-band revenues of US$3.7 million for the third quarter of 1997.

Depreciation and amortization for the third quarter of 1997 was US$15.2 million as compared with US$13.5 million in the previous quarter, and US$8.7 million in the third quarter of 1996. This includes depreciation of systems, equipment, installation materials, installation labor, amortization of organizational costs and concessions, and allowance for inventory obsolescence.

Operating loss during the third quarter of 1997 was US$4.3 million, versus US$5.6 million in the second quarter of 1997, or a decrease of 24%. The operating loss for the third quarter was also 18% less than the loss of US$3.6 million in the third quarter of 1996.

Interest income was US$1.8 million, versus US$1.4 million in the previous quarter. Interest expenses were US$15.0 million, versus US$13.6 million in the second quarter of 1997.

Equity in losses (income) of affiliates amounted to a loss of US$1.7 million in the third quarter of 1997 versus a loss of US$3.2 million in the previous
quarter.   That  loss   resulted  from  ESPN  Brasil   (US$944,000),   TV  Filme
(US$710,000), Canbras (US$317,000), but was offset by income from HBO (US$238,000).

Other nonoperating revenues/expenses resulted in a loss of US$310,000 versus a gain of US$528,000 in the second quarter of 1997.

Minority interest amounted to US$151,000, representing the minority shareholder's portion of the US$1 million aggregate losses of TVA Sul. As a result, net loss for the third quarter ended September 30, 1997 was US$18.6 million versus a net loss of US$20.9 million reported in the second quarter of 1997 and US$12.8 million reported in the third quarter of 1996.

Capital expenditures (cash basis) for the third quarter of 1997 amounted to US$65.1 million, a 6% decrease from the US$69 million of the previous quarter. Funds were directed mainly to the purchase of decoders for all distribution systems, the construction of internal networks for MMDS and cable, and cable network build-out primarily in Sao Paulo and Curitiba.


                             SUBSCRIBER PERFORMANCE

Total subscriber base for the third quarter of 1997 reached 1.4 million, an 11% growth versus the previous quarter, and an increase of 45% versus the third quarter of 1996.

Owned or proprietary systems, grew to 531,490 subscribers or 15% when compared to the second quarter of 1997. This performance was achieved by extending the Cable system and through the continued development of the distribution and sales operations of the Ku business which now include the entire Brazilian Ku market. In the case of MMDS, it is important to note that even with the transfer of 5,694 subscribers to the Cable Operation, the MMDS operation grew by 5% in the third quarter of 1997 when compared to the previous period.

Through independent operators, Tevecap reached 701,537 subscribers as of September 30, 1997, as compared to 649,159 subscribers during the previous quarter.

The table below outlines the number of subscribers at September 30, 1997 and June 30, 1997 both for the owned systems (separated by the different distribution technologies) as well as the number of households that receive TVA programming through operating ventures and independent operators:


                            Subscriber Base - Total

                               3Q97              2Q97                Change %
MMDS                         248,732            236,823                 5%
Cable                         86,584             73,514                18%
Digital C-band                70,081             68,761                 2%
Ku-band                      126,093             81,606                55%
Total Owned Systems          531,490            460,704                15%
Operating Ventures*          140,123            122,852                14%
Independent Operators        701,537            649,159                 8%
Households Receiving
TVA Programming            1,373,150          1,232,715                11%

*Represents 100% of subscribers. On an equity subscriber basis, there were 21,709 subscribers at June 30, 1997 and 25,508 subscribers at September 30, 1997.


                             REVENUES BY OPERATION

The table below outlines consolidated net revenue by operation for owned systems for the third quarter ended September 30, 1997 and the second quarter ended June 30, 1997.


                      Consolidated Net Revenue by Operation

                                    3Q97              2Q97          % Change
            TVA Sao Paulo          18,228            18,449             0%
            TVA Rio de Janeiro     12,613            12,011             5%
            TVA Sul                 7,246             6,801             7%
            Digital C-Band          8,724             8,964            -3%
            Ku-Band                 33,672           24,863            35%
            Total                   80,483           71,088            13%


TVA Sao Paulo: Net revenues amounted to US$18.2 million in the third quarter of 1997, down 1% when compared to US$18.4 million in the previous quarter. While the number of new subscribers increased this was offset by lower average hook-up fees. At September 30, 1997, the subscribers of both MMDS and cable systems totaled 170,277, an increase of 10% versus the second quarter of 1997 which had a subscriber base of 154,461.

TVA Rio: Net revenues reached US$12.6 million, an increase of 5% versus the previous quarter. At the end of the third quarter of 1997, the subscriber base was 99,215, representing a 6% growth over the previous quarter's subscriber base of 93,920. TVA Rio is continuing to demonstrate continued growth despite growing cable competition in this region.

TVA Sul: Net revenues amounted to US$7.2 million, 7% higher than the US$6.8 million of the previous quarter. As of September 30, 1997, the subscriber base reached 65,824, a growth of 6% over the previous quarter. The MMDS system in Curitiba, grew by 2% to 30,013 subscribers.

C Band: Net revenues amounted to US$8.7 million, a 3% decrease versus US$9 million in the previous quarter. While the subscriber base increased by 2% during the third quarter and subscription fees for the quarter increased to US$7.0 million, this was offset by lower hook-up fees.

DirecTV: Net revenues amounted to US$33.7 million in the third quarter of 1997, representing an increase of 35% versus the US$24.9 million of the previous quarter. The subscriber base grew by 55% when compared with the previous quarter, reaching a total of 126,093 subscribers as of September 30, 1997.

TVA, through Galaxy Brasil, launched Brazil's first Ku-band service in July 1996 in a limited regional roll-out in the Sao Paulo area. The company became fully operational in November 1996 when it began a nationwide publicity campaign supported by a network of trained installers. Galaxy Brasil continues to lead the Brazilian Ku-band market in number of subscribers, programming offer to the customer and signal quality. Galaxy Brasil is clearly recognized as the leader in the Brazilian DTH market, by both the consumer and the competition.


                               OPERATING VENTURES

Through the operating ventures, TVA has minority interests in two pay television operators, Canbras and TV Filme, which served 140,123 subscribers as of September 30, 1997, as outlined in the table below:

                          Subscriber Base-Ventures(*)

                                   3Q 97              2Q 97        Change %
                                 -------            -------        --------
             Canbras              25,210             19,082           32%
             TV Filme            114,913            103,770           11%
             Total               140,123            122,852           14%


----------

(*) Represents paying subscribers


                               FINANCIAL SITUATION

Total debt reached US$408.7 million as of September 30, 1997, 15% of which was short term representing the financing of certain supplier payables (US$32 million), the accrued interest on the High Yield bonds (US$11.2 million), leasing agreements with Citibank (US$10 million) and Eximbank financing (US$6.4 million). The remaining US$349.1 million is long term and includes the principal amount of the High Yield bonds (US$250.0 million), the Citibank leasing (US$36 million), Eximbank financing (US$20.8 million), certain supplier payables (US$1.5 million) and US$40.8 million with Abril Group.

                                      ###

As of November 1st, TVA added 6 new channels to its already impressive line-up. Included in this new offer are: Cinemax, Nickelodeon, Discovery Kids, Fox Kids and Travel Channel.

TVA also launched a tiered programming offer on November 1st in both Sao Paulo and Rio de Janeiro, allowing consumers to pick a pay-TV package corresponding to their interest. The tiering program was launched seamlessly given TVA's existing 100% addressable base.

Both the additions to the programming line-up and the tiering initiative will support the continued growth TVA has always demonstrated.


                                       ###

Demonstrating their belief in the future of the Brazilian pay-tv market, Tevecap's Board of Directors, on October 28th approved a US$100 million equity infusion, to be used to expand the current business.

This new capital is for on going operations and is in addition to commitments made for the acquisition of new cable and MMDS licenses.

                                       ###


TVA is one of Brazil's  largest and fastest  growing pay-TV  operators with over
1.4 million subscribers. TVA's current owners are Abril, 56.5%; Falcon International, 14.2%; Hearst, 10%; ABC, 10%; and CMIF, 9.3%. The company uses five technologies: MMDS, cable, digital KU band, digital C-band and UHF to reach the Brazilian Pay-TV Market. TVA is also the country's largest Pay-TV programming distributor, reaching over 1.2 million households. In conjunction with Abril, TVA has formed strategic alliances and programming partnerships to deliver Brazil's branded versions of ESPN, HBO, MTV, CMT and BRAVO in Portuguese. TVA's partners include Falcon International Communications, Disney/ABC, The Hearst Corporation, The Chase Manhattan Bank and Hughes Communications.

Abril Group is Latin America's largest publishing and printing company. Of the 10 highest circulating magazines in Brazil, eight are published by Editora Abril, the company's publishing division. The company publishes 200 magazines in Brazil, nine in Portugal and four in Argentina. It pioneered the development of electronic media in Brazil with the launch of TVA, Brazil's first subscription television operation. It is the leader in the Brazilian home video market and is the largest publisher of telephone directories in Latin America.


                                 (Tables Follow)

                                  TEVECAP S.A.
                    Third Quarter Consolidated Balance Sheet
                              For the Periods Ended
                           September 30, 1997 and 1996
                          (in thousands of US dollars)



                                 September 30,       September 30,       %
                                     1997                1996          Change
                                 -------------       -------------     -------

Cash and cash equivalents            8,574                 619          1285%
Accounts receivable, net            48,151              21,645           122%
Inventories                         24,583              15,840            55%
Film exhibition rights                 503                 725           -31%
Prepaid and other assets            15,170               2,511           504%
Other accounts receivable            9,781               2,259           333%
                                 ----------         ----------         ------
Total Current assets               106,762              43,599           145%
                                 ----------         ----------         ------

Property, plant and equipment      377,818             188,063           101%
Investments
- Equity affiliates                  8,867               6,231            42%
- Cost basis investees              27,735              16,371            69%
- Concessions, net                  14,202              18,743           -24%
Loans to related companies          20,688              15,793            31%
Prepaid expenses                     8,269                   -            n/c
Other                                2,537               2,354             8%
                                 ----------          ----------        -------
Total assets                       566,878              291,154           95%
                                 ==========          ===========       =======

Short-term bank loans               59,570                5,441          995%
Film suppliers                      24,491                5,738          327%
Other suppliers                     44,663               51,055          -13%
Taxes payable other than
  income taxes                      10,785                8,205           31%
Accrued payroll and related
  liabilities                        8,204                7,777            5%
Advances payments received from
  subscribers                        5,514                7,473          -26%
Other accounts payable               7,333                3,683           99%
                                 ---------           -----------       -------
Total current liabilities          160,560               89,372           80%
                                 ----------          -----------       -------
Long term bank loans               308,237                    -           n/c
Loans from related companies        40,861               91,926          -56%
Loans from shareholders              3,953                4,607          -14%
Provisions for claims                5,220                5,854          -11%
Liability to fund joint venture
  and equity investee                  877                    -           n/c
Deferred hook up fee revenue        17,455                2,943          493%
                                 ----------          ----------        ------
Total long-term liabilities        376,603              105,330          258%
                                 ----------          ----------        ------
Minority interest                    1,288                2,198          -41%

Paid-in-capital                     287,962              287,962
Accumulated deficit                (259,535)            (193,708)         34%
                                 ----------          ----------        -------
Total shareholder's equity           28,427               94,254         -70%
                                 ----------          ----------        -------
Total liabilities and
  shareholders' equity              566,878              291,154          95%
                                 ==========          ===========       =======

                                  TEVECAP S.A.
                    Third Quarter Consolidated Balance Sheet
                              For the Periods Ended
                      September 30, 1997 and June 30, 1997
                          (in thousands of US dollars)



                                  September 30,          June 30,          %
                                       1997                1997          Change
                                  -------------        -------------     ------

Cash and cash equivalents             8,574               32,381         -74%
Accounts receivable, net             48,151               47,759           1%
Inventories                          24,583               15,582          58%
Film exhibition rights                  503                  606         -17%
Prepaid and other assets              15,170              10,457          45%
Other accounts receivable              9,781               7,288          34%
                                   ---------             -------        -----
Total Current assets                 106,762             114,073          -6%
                                   ---------             -------        -----
Property, plant and equipment        377,818             337,845          12%
Investments
- Equity affiliates                    8,867               7,682          15%
- Cost basis investees                27,735              27,734           0%
- Concessions, net                    14,202              16,276         -13%
Loans to related companies            20,688              20,277           2%
Prepaid expenses                       8,269               8,576          -4%
Other                                  2,537               2,193          16%
                                   ---------             -------        -----
Total assets                         566,878             534,656           6%
                                   =========             =======        =====
Short-term bank loans                 59,570              36,594          63%
Film suppliers                        24,491              15,536          58%
Other suppliers                       44,663              47,271          -6%
Taxes payable other than income
  taxes                               10,785               9,369          15%
Accrued payroll and related
  liabilities                          8,204               7,891           4%
Advance payments received from         5,514               5,850          -6%
subscribers
Other accounts payable                 7,333              13,340         -45%
                                   ---------             -------        -----
Total current liabilities            160,560             135,851          18%
                                   ---------             -------        -----
Long term bank loans                 308,237             300,718           3%
Loans from related companies          40,861              26,453          54%
Loans from shareholders                3,953               3,802           4%
Provision for claims                   5,220               5,089           3%
Liability to fund joint venture
  and equity investee                    877                 561          56%
Deferred hook up fee revenue          17,455              13,754          27%
                                   ---------             -------        -----
Total long-term liabilities          376,603             350,377           7%
                                   ---------             -------        -----

Minority interest                      1,288               1,401           -8%

Paid-in-capital                      287,962             287,962
Accumulated deficit                 (259,535)           (240,935)           8%
                                   ---------             -------        ------
Total shareholder's equity            28,427              47,027          -40%
                                   ---------             -------        ------
Total liabilities and shareholders'
  equity                             566,878             534,656            6%
                                   =========             =======        ======

                                  TEVECAP S.A.
                 Third Quarter Consolidated Statement of Income
                             For the Periods Ended
                          September 30, 1997 and 1996
                          (in thousands of US dollars)

                                            % Net              % Net       %
                                3Q97       Revenue    3Q96    Revenue    Change
                               ------      -------    ----    -------    ------

Monthly subscriptions          61,096        68%      35,707      63%      71%
  Installation                 26,802        29%      16,989      30%      58%
  Advertising                     973         1%       2,873       5%     -66%
  Indirect programming          6,459         7%       2,399       4%     169%
  Other                         3,791         4%       2,657       5%      43%
                              --------      ----     --------   -----    -----
Gross revenues                 99,121       107%      60,625     106%      63%
  Revenue taxes                (6,739)       -7%      (3,682)     -6%      83%
                              --------      ----     --------   -----    -----

Net revenue                    92,382       100%      56,943     100%      62%

  Direct operating expenses    49,165        53%      31,368      55%      57%
  Selling, general and
    administrative expenses    32,311        35%      20,528      36%      57%
                              --------      ----     --------   -----    -----

EBITDA                         10,906        12%       5,047       9%     116%

  Allowance for inventory
    and obsolescence             (96)         0%         855       2%    -111%
  Depreciation and
    amortization               15,283        17%       7,821      14%      95%
                              --------      ----     --------   -----    -----

Operating loss                 (4,281)       -5%      (3,629)     -6%      18%

  Interest income               1,777         2%       1,260       2%      41%
  Interest expenses           (15,019)      -16%      (6,078)    -11%     147%
  Translation (loss) gain         815         1%         374       1%     118%
  Equity income (losses) of
    affiliates                 (1,733)       -2%        (395)     -1%     339%
  Other nonoperating
    (expenses) income, net        310         0%      (5,498)    -10%     -94%
                              --------      ----     --------   -----    -----

  Loss before income taxes    (18,751)      -20%     (13,966)    -25%      34%
    and minority interest

  Income taxes                                          (105)      0%
  Minority interest               151         0%       1,262       2%     -88%
                              --------      ----     --------   -----    -----

  Net income (loss)           (18,600)      -20%     (12,809)    -22%      45%
                              ========      ====     ========    ====     ====

                                  TEVECAP S.A.
                 Third Quarter Consolidated Statement of Income
                             For the Periods Ended
                          September 30, 1997 and June 30, 1997
                          (in thousands of US dollars)

                                            % Net              % Net       %
                                3Q97       Revenue    2Q97    Revenue    Change
                               ------      -------    ----    -------    ------

Monthly subscriptions          61,096        66%      53,131      64%      15%
  Installation                 26,802        29%      24,279      29%      10%
  Advertising                     973         1%       1,136       1%     -14%
  Indirect programming          6,459         7%       6,459       8%
  Other                         3,791         4%       3,936       5%      -4%
                              --------      ----     --------   -----    -----
Gross revenues                 99,121       107%      88,941     108%      11%
  Revenue taxes                (6,739)       -7%      (6,222)     -8%       8%
                              --------      ----     --------   -----    -----

Net revenue                    92,382       100%      82,719     100%      12%

  Direct operating expenses    49,165        53%      43,286      52%      14%
  Selling, general and
    adminsitrative expenses    32,311        35%      31,518      38%       3%
                              --------      ----     --------   -----    -----

EBITDA                         10,906        12%       7,915      10%      38%

  Allowance for inventory
    and obsolescence             (96)         0%         999       1%    -110%
  Depreciation and
    amortization               15,283        17%      12,547      15%      22%
                              --------      ----     --------   -----    -----

Operating loss                 (4,281)       -5%      (5,631)     -7%     -24%

  Interest income               1,777         2%       1,357       2%      31%
  Interest expenses           (15,019)      -16%     (13,644)    -16%      10%
  Translation (loss) gain         815         1%        (469)     -1%    -274%
  Equity income (losses) of
    affiliates                 (1,733)       -2%      (3,239)     -4%     -46%
  Other nonoperating
    (expenses) income, net        310         0%         528       1%    -159%
                              --------      ----     --------   -----    -----

  Loss before income taxes    (18,751)      -20%     (21,098)    -26%     -11%
    and minority interest

  Income taxes
  Minority interest               151         0%         200       0%     -25%
                              --------      ----     --------   -----    -----

  Net income (loss)           (18,600)      -20%     (20,898)    -25%     -11%
                              ========      ====     ========    ====     ====